UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file number  1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN  55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Schedule

Years Ended October 25, 2008, and October 27, 2007

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and the Trustees

Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 25, 2008, and October 27, 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2008, and October 27, 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
April 17, 2009
Minneapolis, Minnesota

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 25, 2008	October 27, 2007
Assets
Investments, at fair value	$74,250,525	$98,088,949

Contributions receivable:
Employer	137,938	136,486
Employee	77,396	76,706
Total assets at fair value	74,465,859	98,302,141

Liabilities
Administrative fees payable	30,401	14,831
Net assets available for benefits at fair value	74,435,458	98,287,310

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	1,441,738	493,492
Net assets available for benefits	$75,877,196	$98,780,802

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2008	October 27, 2007
Additions:
Interest and dividend income	$5,963,892	$3,696,520
Employee contributions	4,364,770	4,012,936
Employer contributions	6,748,087	6,233,813
Rollover contributions	36,231	125,673
Total additions	17,112,980	14,068,942

Deductions:
Distributions to participants	7,329,758	8,222,604
Administrative expenses	100,301	82,344
Total deductions	7,430,059	8,304,948

Net realized and unrealized (depreciation) appreciation in fair value of investments	(32,586,527)	5,968,208
Net (deductions) additions	(22,903,606)	11,732,202
Net assets available for benefits at beginning of year	98,780,802	87,048,600
Net assets available for benefits at end of year	$75,877,196	$98,780,802

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 25, 2008

1. Summary of Accounting Policies

The Plan’s investments are stated at fair value. The investments held by the Plan at year-end are valued at quoted market prices. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis. Gain or loss on sales of securities is based on specific identification.

As described in the Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in U.S. Bank Stable Asset Fund. The statement of net assets available for benefits presents the fair value of the investment with a corresponding adjustment to reflect the investment at contract value. The fair value of the units of the U.S. Bank Stable Asset Fund is based on fair value of the underlying investments.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan will adopt SFAS No. 157 at the beginning of fiscal year 2009 and is currently assessing the effect, if any, the adoption will have on the financial statements.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year figures were reclassified to better conform to the current year presentation.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document or Summary Plan Description for a more complete description of the Plan’s provisions. Effective October 25, 2003, the Jennie-O Pension Plan and Trust and the accounts for all participants who were not exempt from minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 in the West Central Turkeys Retirement Savings Plan were merged into and with the Jennie-O Foods, Inc. Hourly Employee 401(k) Savings Plan. The new combined plan was renamed the Jennie-O Turkey Store Retirement Savings Plan. Assets from the previously terminated Turkey Store Company Employees’ Stock Ownership Plan were rolled into the Plan on December 31, 2003.

The Plan is a contributory defined-contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store (the Company) who have completed 180 days of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s year-end is the last Saturday in October.

Each year, participants may contribute up to 50% of pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. An eligible employee who has not made an election to participate shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deduction. Effective October 25, 2003, the Company matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. Effective October 25, 2003, the Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings. Participants are eligible to direct the investment of their employee account balance. Forfeitures of terminated employees’ unvested interests may be used to reduce employer contributions.

Participants’ employee savings contributions are fully vested immediately. The Company’s 4.0% (fixed) contribution made before October 28, 2007, vests after five years of vesting service, and the Company’s matching contribution vests after three years of vesting service.

Beginning October 28, 2007, all employer fixed and matching contributions will vest after three years of vesting service.

Amounts forfeited upon early termination of employment are used either to restore the nonvested accounts of rehired participants or lost distributees, or to reduce further employer contributions. The value of forfeited nonvested accounts at October 25, 2008, and October 27, 2007, was $98,998 and $119,382, respectively.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants may borrow from their account(s) a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. If a participant has more than one account, the loans shall be deemed to have been made from the accounts in the following sequence: Rollover Account, Employee Savings Account, WCT Employer Contribution Account, and Employer Matching Account.

Loan transactions are treated as transfers (from) to the investment fund to (from) the loan fund. Loan terms are up to five years, unless the loan is used to acquire a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the first business day of the month the loan originates. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions.

Upon retirement, death, or termination of employment, the participant or beneficiary may, after approval by the Jennie-O Turkey Store, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participant accounts would become 100% vested. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value during 2008 and 2007 as follows:

	Year Ended
	October 25,	October 27,
	2008	2007

Collective funds	$944,671	$1,169,648
Mutual funds	(33,531,198)	4,798,560
	$(32,586,527)	$5,968,208

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of 2008 and 2007 is as follows:

	October 25,	October 27,
	2008	2007

American Growth Fund of America Class R4	$9,766,281	$15,364,174
U.S. Bank Stable Asset Fund	22,872,550	28,234,548
First American Equity Index Fund Class Y	3,823,920	8,980,938
American Century Small Cap Value Fund	4,137,230	6,316,730
MFS Value Fund Class A	6,252,163	9,435,118
AIM International Growth Fund Class A	4,068,362	5,077,805
Franklin Strategic Income Fund	10,785,378	11,381,080

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Hormel Foods Corporation, the parent company of Jennie-O Turkey Store, Inc. Such investment totaled approximately 0.22% and 0.17% of total investments at October 25, 2008, and October 27, 2007, respectively.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated March 23, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Jennie-O Turkey Store Retirement Savings Plan

EIN: 41-0734466        Plan: 003

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 25, 2008

Description of Asset	Number of Shares/Units Held	Fair Value

Collective funds:
Orchard Trust Company, LLC:
U.S. Bank Stable Asset Fund	630,722 units	$22,872,550
Hormel Stock Account	19,617 units	167,655
Total collective funds		23,040,205

Mutual funds:
Orchard Trust Company, LLC:
American Growth Fund of America Class R4	488,070 shares	9,766,281
Franklin Strategic Income Fund	1,285,504 shares	10,785,378
First American Equity Index Fund Class Y	239,895 shares	3,823,920
MFS Value Fund Class A	377,091 shares	6,252,163
American Century Small Cap Value Fund	842,613 shares	4,137,230
AIM International Growth Fund Class A	240,732 shares	4,068,362
Black Rock International Opportunity Class 1	125,984 shares	2,559,995
First American Strategy Income Allocation Fund Class A	60,491 shares	522,038
Van Kampen Small Cap Growth Fund	518,351 shares	3,758,044
Total mutual funds		45,673,411

Participant loans	Interest rates range from 5.00% to 9.25%, maturing through January 2023	5,536,909
Total assets held at end of year		$74,250,525

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date: April 22, 2009	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm